Exhibit 99.1

NEWS RELEASE
April 16, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES POSITIVE PEA
FOR THE IXTACA GOLD-SILVER DEPOSIT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to report positive results from the maiden National Instrument (NI) 43-101 compliant Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit, Mexico. This deposit is a blind discovery made by the Company in 2010 on claims staked by the Company. The PEA was prepared by Moose Mountain Technical Services (“MMTS”) and Knight Piésold Ltd. (“KP”). The conclusions and recommendations of the PEA are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study ("PFS"). Highlights of the PEA are summarised below (all values shown are in $US).

It should be noted that this PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

PEA Highlights:

•	Base case (US$1320/oz gold and US$21/oz silver):
o	Pre-tax Net Present Value (“NPV”) of $728M at a 5% discount rate and internal rate of return of 29%;
o	After-tax (including new Mexican Mining Duties) NPV(5%) of $437M and internal rate of return of 22% ;
•	Total mill feed of 129M tonnes and 258M tonnes of rock (strip ratio of 2:1)
•	Mine life of 12.1 years with an average processing rate of 30,000 tonnes per day (10,650,000 tonnes per annum);
•	Average annual production of 130,000 ounces of gold and 7,798,000 ounces of silver;
•	Estimated pre-production capital of US$496M. Sustaining capital of US$106M; After-Tax Payback of 4.0 years
•	The PEA is based on the January 22, 2014 NI 43-101 Compliant Updated Resource Estimate;
•	The mineral resources incorporated into the mine plan are comprised of 29% Measured, 55% Indicated and 16% Inferred;
•	In excess of 135,000 meters of core drilling has been completed on the project since the discovery hole was announced by the Company in August, 2010;
•
Preliminary PEA level metallurgical test work demonstrates high recoveries of both gold and silver from a combination of gravity and bulk flotation concentration, averaging 95%. The PEA considers leaching the flotation combined gravity/flotation concentrates to produce a gold and silver doré on site. Total metal recovery to doré averages 90%

•	The contribution to the project economics by metal is about 54% from gold and 46% from silver, making Ixtaca a true dual precious metal deposit.

J. D. Poliquin, Chairman of Almaden reported, "We are very pleased with the results of this PEA illustrating the potential economic viability of a mining operation at Ixtaca. The positive base case economics demonstrate how valuable good infrastructure, grade continuity, high recoveries and low-cost mining are to a project. The release of a PEA is a significant milestone for our Company in less than four years from the initial discovery. The PEA highlights the significance of the Ixtaca deposit on a world scale; the projected average annual silver production could make Ixtaca one of the top 20 silver projects in the world. We now look forward to continued exploration progress which may grow Ixtaca as we embark upon a PFS to further de-risk the project and initiate the permitting process."

Economic Results and Sensitivities

A summary of financial outcomes comparing the base case results to two alternative metal price scenarios (both applied to the base case mine plan and processing parameters) are presented below along with a table illustrating sensitivities to various inputs. The base case utilized prices based on a combination of spot prices in 2014 and current common peer usage. The Alternate Case represents the lowest sustained prices of the metals over the last three years. The 3 year trailing average price is shown to represent the upside potential should metal prices regain their previous strength. It is important to note that cohesive and continuous higher grade cores to the Ixtaca deposit could potentially be selectively mined at lower metal prices. Such a scenario is not contemplated in this study but the potential will be presented as an opportunity in the forthcoming PEA report.

Table 1- Summary of Ixtaca Gold-Silver Economic Results and Sensitivities ($USD)
	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/ounce)	$1200		$1320		$1530
Silver Price (US$/ounce)	$18		$21		$29
Net Cash Flow	$783M	$497M	$1,194M	$761M	$2,203M	$1,411M
NPV (5% discount rate)	$445M	$255M	$728M	$437M	$1,406M	$875M
NPV (8% discount rate)	$308M	$157M	$537M	$306M	$1,081M	$658M
Internal Rate of Return	21.5%	15.9%	29.3%	22.2%	43.9%	34.1%
Payback	4.3 yrs	4.5 yrs	3.7 yrs	4.0 yrs	2.9 yrs	3.2 yrs

*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12.1)

The pre-tax base case sensitivities to metal price, operating cost and capital cost changes are shown in the table below:

Table 2 – Pre-tax NPV(5%) and IRR sensitivities
	Operating Cost Sensitivity		Capital Cost Sensitivity		Metal Price Sensitivity
Variance	NPV(5%)	IRR	NPV(5%)	IRR	NPV(5%)	IRR
-20%	$978M	34.9%	$830M	36.6%	$208M*	14.1%*
-10%	$853M	32.2%	$779M	32.7%	$468M*	22.5%*
Base	$728M	29.3%	$728M	29.3%	$728M	29.3%
+10%	$619M*	26.4%*	$677M	26.4%	$988M	35.4%
+20%	$512M*	23.3%*	$626M*	23.8%*	$1,248M	40.9%

*Mine life is shortened to 9 years in this scenario

Production and Processing
The Ixtaca gold-silver project is planned as an open pit mining operation using contractor mining. Contactor mining operating costs are assumed to be 25% higher than expected owner-operated mining costs. Major mining equipment is comprised of 177-tonne capacity haul trucks with 27m3 shovels. The estimated mining inventory is comprised of 258M tonnes of rock and 129 million tonnes of mineralized material with an average mill feed grade of 0.422 grams per tonne gold and 25.27 grams per tonne silver. A total of 1.6 million ounces of gold and 94.4 million ounces of silver would be produced over the life of mine. The PEA includes a 30,000 tonne per day process plant to produce gold and silver doré on site. The process plant includes conventional crushing, grinding, gravity, flotation, vat-leach and Merrill-Crowe extraction process. Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of MMTS. The following table summarizes the production and processing parameters:

Table 3 - Projected Production and Processing Summary

Total Mill Feed Material	128.7 M tonnes
Processing Rate	30,000 tonnes per day
LOM Strip Ratio	2.0 : 1
	Gold	Silver
Average Mill Feed Grade	0.422 g/t	25.27 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,798,000
Total Production (ounces)	1,576,000	94,362,000

Capital and Operating Costs
The total estimated capital cost for the Ixtaca gold-silver project is US$496 million and the estimated total LOM operating costs are US$14.73 per tonne mill feed. The following tables summarize the cost components:

Table 4 - Projected Start-up Capital Costs (Millions $USD)
Site Infrastructure	$20.4
TMF and Water Management	$44.7
Pre-stripping	$163.1
Mining Equipment	$16.3
Process Plant	$187.0
Indirects, EPCM, Contingency and Owner’s Costs	$64.1
Total	$495.6

Table 5 – Projected Operating Costs ($USD)
Owner-operated mining	$1.45	$/tonne
Contractor mining	$1.81	$/tonne
General Mine Expense	$0.07	$/tonne
Stockpile re-handling	$1.00	$/tonne
Processing	$9.00	$/tonne mill feed
G&A	$0.94	$/tonne mill feed
TMF management	$0.09	$/tonne mill feed

Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment and, to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management – Almaden with KP has developed a comprehensive 2014 water management strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. Studies into regional weather patterns suggest that the Ixtaca mine plan will not require water from local aquifers, with the latest modelling indicating that management of rainfall and runoff from within the project area will provide sufficient water for continuous operations. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock – The limestone host rock, which will constitute much of the waste rock of the project, has a high buffering capacity. Static geochemical testing is currently underway to characterize this further.

Environmental Monitoring – Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies are also underway.

Community - The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared.  Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local communities to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Economic Impacts - The economic analysis set out in the PEA also provides some possible indications of the potential economic impact of the Ixtaca Project on the local, Puebla State and Mexico economies, should the future work and permitting support development of a mining operation. Highlights include:

•	Direct employment of more than 400 people during the construction phase and 430 people during the subsequent approximately 12 year operating phase;
•	Gross investment of approximately over US$163 million in capital equipment and equipment manufacturing during the construction phase, with an additional US$14 million or more during operations; and,
•
Approximately $434 million in direct taxes to all levels of government, including payments to the local Municipality ($54 million), Puebla State ($98 million) and Federal ($282 million) governments over the approximately 12 year operating life of the project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calacareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for this PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 3 below. The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 m in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Table 6: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,000	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,830,000	534,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR). These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. This preliminary test work indicates that leaching the combined gravity/flotation concentrate can produce a gold and silver doré on site. All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results, in 2013, additional metallurgical work, on the original and new whole core composites, focused on optimizing gravity and rougher flotation results over a broader range of head grades. At present the preliminary test work performed to date indicates overall Au and Ag recoveries from a combination of flotation and gravity concentration and intensive leaching of this combined concentrate to average 90% for Au and Ag across all geologic domains. Further PFS-level metallurgical test work focussing on process optimization is currently underway on existing and fresh domain samples collected from whole drill core. This program will focus on the optimisation of the gravity/bulk flotation/concentrate intensive leaching process with lock cycle cleaner flotation tests and intensive leaching test work on the resulting concentrates. Offsite refining of the concentrates will also be evaluated.

Next Engineering and Development Steps
The Company plans to immediately embark upon a Pre-Feasibility Engineering Program. Apart from further metallurgical studies, the work outlined includes geo-mechanical and geotechnical drilling, static geochemical tests to characterise rock chemistry and long lead time environmental and water monitoring. Work underway currently includes additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring. A NI 43-101 technical report for the Ixtaca Deposit PEA will be filed on SEDAR (www.sedar.com) within 45 days.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)
•	Knight Piésold Engineering Ltd. (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are.Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology and Mine Engineering Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal deposits around the world as well as gold, silver and copper deposits throughout North and South America. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

Knight Piésold is an international consulting firm and recognized leader in providing engineering and environmental services.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company’s website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The 14,000 hectare Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca Zone but within the project boundaries.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PEA.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources
This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca Zone of the Tuligtic Project, through its grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science driven exploration resulting in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model has been to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring, developing and advancing its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.